September 9, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Margaret Schwartz

Re:	Curative Biotechnology, Inc.
Registration Statement on Form S-1
Filed September 1, 2022
File No. 333-264339

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 8, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 7 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 6 to Registration Statement on Form S-1 filed September 1, 2022

Risk Factors

Risks Related to this Offering and Our Common Stock and Warrants

The common stock purchase warrant issued in our March 2022 secured note offering may be adjusted…, page 24

1.	We note your disclosure that the common stock purchase warrant issued in your March 2022 secured note offering may be adjusted following a qualified offering so that the “number of warrants underlying the lender’s warrant will increase to an aggregate of approximately 64,852,608 shares.” In addition, we note your disclosure that “the exercise price of the warrant, equal to $0.0001 per share, does not proportionately increase in the event of a reverse stock split.” Please update your disclosure here and on page 59 to clarify whether or not the number of warrants will be adjusted to reflect the 1-for-275. reverse stock split or otherwise advise. Additionally, we note your statement on page 25: “On August 18, 2022, the parties to this convertible note agreed to an amendment of this note and accompanying transaction documents...We additionally amended the warrant to increase the number of shares underlying the warrant by 1,904,762 warrants.” Please reconcile with the disclosure on page II-4, where you state “On August 18, 2022, pursuant to an amendment of the terms of the March 4, 2022, convertible promissory note, the Company increased the number of shares underlying the warrant by 1,904,762.” Clarify here and elsewhere this discrepancy occurs whether you increased the number of common shares or the number of warrants with this amendment.

Response: Curative has revised the disclosure as requested on pages 25, 60, and II-4 as requested.

Use of Proceeds, page 29

2.	We note your disclosure that “[i]n May 2022 [you] issued a promissory note in exchange for $200,000 in cash.” Please provide the disclosure required by Item 504 of Regulation SK and instruction 4 thereof if you plan to use proceeds from this offering to repay this debt or otherwise advise.

Response: Curative has revised its disclosure on page 29 to reflect the repayment of the promissory note.

Exhibits

3.	For example only, we note Exhibit 10.23 does not have signatures. Please revise so that all applicable agreements show conformed signatures of all parties to the agreements.

Response: Curative has uploaded exhibits where applicable, showing the conformed signatures as requested.

* * *

September 9, 2022

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.